Cyruli Shanks & Zizmor, LLP
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February 12, 2007

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company")
Registration Statement on Form 10
File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 3 to the Form 10 filed by the Company which contains revisions in accordance with your December 28, 2006 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). The page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 3.

1. In response to comment number 1, please be advised that we have reviewed Amendment No. 2 and have not found any additional discrepancies in the black-lined copy.

2.  We have added information about how the Company takes advantages of seasonal discrepancies in the Business section. Please see page 3.

3. In response to Comment 3, please be advised that the registration statement has been revised to reflect that GMAC accounts for less than 10% of the Company’s purchases. The previous reference was erroneous.

4.  In response to Comment 4, we have provided additional clarification regarding the contractors used to ship and service the Company’s vehicles. In addition, the requested change was made to indicate that all sales occur in the Pacific Northwest. Please see page 5.

5.  In response to Comment 5, please note that the registration statement has been revised to clarify that due to the Company’s rapid turn over of all of its inventory, no estimate of realizability is made by the Company.

6. The MD&A section has been revised to include comparative data on numbers of vehicles sold and average sales price be vehicle, for each comparable period, to provide greater insight into the basis for the increases in the Company’s revenues.

7. In response to Comment 7, please note that The audit report has been dated June 2, 2006 to reflect the last date of the auditor’s field work as they performed additional audit procedures to insure that all accrued expenses had been recorded. These procedures included a detail search of subsequent cash disbursements and purchases to insure that all have been recorded in the proper accounting period.

8. In response to Comment 8, please note that the unaudited financial statements as of December 31, 2002 and 2001 have been removed. In addition, the audited balance sheet for December 31, 2003 has been removed

9. In response to Comment 9, please note the following.

(a) The December 31, 2002 and 2001 information has been removed. The January 1, 2003 balance is that of the accounting acquirer.

(b) 17,000,000 shares were issued in exchange for $100,000 of loans due to officers which were valued at $0.006 per share.

(c) The treasury shares were recorded at the same price of $0.006 per share.

(d) The reverse acquisition adjustment reflects the outstanding capital stock (no par) of the issuer and the deficit carried forward.

10.  In response to Comment 10, please note that the title issue is not material and has been deleted from the footnotes. Of the approximately 3,000 autos sold by the Company, the Company estimates that approximately 10 may have had title issues.

11. In response to Comment 11, please find the following information:

(a) The date of the Rule 504 offering was dated April 15, 2004 when the price of the stock was $0.05 per share. Shares of common stock under the 504 offering were issued through August 1, 2005. The financial statements have been adjusted to reflect these share issuances at market prices on the dates of issuance.

(b) The pertinent rights and privileges of the convertible debt are that they are convertible at $0.25 per share convertible at the holder’s request. This person does not own any stock in the Company. The notes were issued on August 23, 2004 when the stock closed at $0.21 per share.

(c) The pertinent rights and privileges of the $500,000 convertible note were that the holder would receive 1,000,000 shares of Common Stock ($0.50 per share) when the authorized shares became available. The Company has calculated a beneficial convertible feature at $440,000 that was changed to interest expense. We have revised the financials to reflect the beneficial conversion feature.

(d) The market price of the Company’s common stock on the date of the note issuance was $.94 per share.

12. In response to Comment 12, please note that the registration statement has been revised as follows:

(a) We have revised Note 7 and the statement of Shareholders’ Equity.

(b) The transaction was accounted for as a reverse acquisition. The beginning equity is that of the accounting acquirer.

(c) The Common Stock issued is reflected in the financials at its cost basis of $.006 per share.

13.  In response to Comment 13, please note that the 228,000 shares were issued during July and August 2005. The transactions have been adjusted to record the shares issued based on their fair value of shares based upon the closing stock price on the date of issue.

14. In response to Comment 14, based upon our analysis, there is a beneficial conversion feature of $0.44 per share based on the difference between the conversion price of $0.50 and the market price of the stock $0.94 on the date of the note issuance.
We have revised the financials to reflect the beneficial conversion feature.

Sincerely, /s/ Paul Goodman Paul Goodman